Exhibit 12.1

Twenty-First Century Fox, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the six months ended December 31, 2016	For the fiscal years ended June 30,
		2016	2015	2014	2013	2012
Earnings:
Income from continuing operations before income tax expense	$2,622	$4,154	$9,847	$5,189	$8,736	$4,463
Add:
Equity losses (earnings) of affiliates	6	34	(904)	(622)	(655)	(636)
Cash distributions received from affiliates	184	351	352	358	324	281
Fixed charges, excluding capitalized interest	638	1,264	1,303	1,267	1,217	1,186
Amortization of capitalized interest	15	26	30	40	42	37

Total earnings available for fixed charges	$3,465	$5,829	$10,628	$6,232	$9,664	$5,331

Fixed charges:
Interest on debt and finance lease charges	$599	$1,184	$1,198	$1,121	$1,063	$1,032
Capitalized interest	9	24	26	28	41	42
Interest element on rental expense	39	80	105	146	154	154

Total fixed charges	$647	$1,288	$1,329	$1,295	$1,258	$1,228

Ratio of earnings to fixed charges	5.4	4.5	8.0	4.8	7.7	4.3